
03055265


P.E.
12-31-02

Regional Bankshares, Inc.

HARTSVILLE COMMUNITY BANK

ASHLEY LAREAU 2003

2002 ANNUAL REPORT

REGIONAL BANKSHARES, INC.

Table of Contents

Regional Bankshares, Inc.

2002 annual report
To Our Shareholders:

I am pleased to report on the progress of Regional Bankshares and Hartsville Community Bank. A tremendous effort was put forth by the employees of Hartsville Community Bank, and that is evidenced by the operating results.

In an economic sense, we are living in a time of uncertainty. There are signs of an economic slowdown, yet a nagging fear from many sectors that inflation and higher rates are waiting. Prime Rate began the year at 4.75% and remained there until November when it dropped to 4.25%. This drop caught many by surprise. Mortgage rates remained low with thirty-year fixed rates below 6.00%. Interest rates remained low due to funds flowing out of the stock market and continued weakness in the overall economy. The economists predicted higher rates all year, yet they never arrived. We remain cautiously optimistic.

Fortunately, our local economy fared better than many areas of our country and state. Consumer loan demand was weaker, even though the demand for new housing was strong. We successfully continued to seek out and originate quality commercial loans. This has occurred in the midst of a very competitive banking environment. There is intense pressure on loan and deposit rates. Yet we continue to stress high credit quality. Our success in this area is reflected in our continued low past due and charge-off ratios.

Some financial highlights of 2002 are as follows:

- we changed our loss of $155,000 to a profit of **$126,000.**
- loans outstanding grew from $26,874,000 to $35,233,000, an increase of 31%.
- deposits grew from $27,742,000 to $39,379,000, an increase of 42%.
- total assets grew from $34,218,000 to $44,226,000, an increase of 29%.
- shareholders' equity increased by $131,595 to $4,583,834.

Yet, as we grow we believe our loyal customers should not have to choose between *service* and *services*. Therefore, we were excited when Howard Frye and Jim Stock joined our team during the past year. Both are respected banking professionals and bring a reputation for unsurpassed customer *service*. We are also pleased to announce the introduction of our Internet banking *services* during the second quarter of 2003. The service will also include bill pay capability and commercial cash management. It will allow our customers to decide *when* and *how* they access their financial assets and financial information.

Any success we enjoy is attributable to the dedication and efforts of our employees. Their daily actions show that they are truly customer driven. With the continued support of you, our shareholders, we look forward to great things in 2003.



Goz Segars
Chairman, Regional Bankshares, Inc. and
Hartsville Community Bank



Curtis A. Tyner, Sr.
President & CEO, Regional Bankshares, Inc. and
Hartsville Community Bank

REGIONAL BANKSHARES, INC.

Selected Financial Data

The following selected financial data for the years ended December 31, 2002, 2001, 2000 and 1999 are derived from the financial statements and other data of the Company. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

(Dollars in thousands, except per share)	2002	2001	2000	1999
Income Statement Data:				
Interest income	$ 2,440	$ 1,998	$ 1,290	$ 319
Interest expense	788	853	541	100
Net interest income	1,652	1,145	749	219
Provision for loan losses	130	130	119	62
Net interest income after provision for loan losses	1,522	1,015	630	157
Noninterest income	350	235	108	39
Noninterest expense	1,672	1,494	1,302	1,117
Income (loss) before income taxes	200	(244)	(564)	(921)
Income tax expense (benefit)	74	(89)	(209)	(313)
Net income (loss)	$ 126	$ (155)	$ (355)	$ (608)
Balance Sheet Data:				
Assets	$ 44,226	$ 34,218	$ 23,304	$ 11,326
Earnings assets	40,935	30,211	20,353	9,517
Securities (1)	2,651	354	347	342
Loans (2)	35,233	26,874	15,157	5,536
Allowance for loan losses	369	268	159	55
Deposits	39,379	27,742	18,464	6,343
Shareholders' equity	4,584	4,452	4,571	4,925
Per Share Data:				
Earnings (losses) per share	$ 0.22	$ (0.28)	$ (0.63)	$ (1.08)
Book value (period end)	8.13	7.90	8.16	8.79
Tangible book value (period end)	8.13	7.90	8.16	8.79
Selected Ratios:				
Return on average assets	0.32%	(0.55)%	(2.14)%	(11.53)%
Return on average equity	2.81	(3.44)	(7.51)	(21.68)
Net interest margin (3)	4.63	4.68	5.03	5.37
Efficiency (4)	83.52	108.29	152.01	433.48
Equity to assets	10.36	13.01	19.61	43.48
Capital and Liquidity Ratios:				
Average equity to average assets	11.31%	16.07%	28.45%	53.22%
Leverage (4.00% required minimum)	10.50	13.53	21.70	47.02
Tier 1 risk-based capital ratio	12.50	15.35	26.83	74.24
Total risk-based capital ratio	13.51	16.27	27.77	75.06
Average loans to average deposits	89.59	93.31	85.65	72.81

1. All securities are available-for-sale and are stated at fair value. Nonmarketable equity securities are excluded.
2. Loans are stated at gross amounts before allowance for loan losses.
3. Net interest income divided by average earning assets.
4. Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report may contain forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with terms of the safe harbor, Regional Bankshares, Inc. notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performances, development and results of the Company's business include, but are not limited to, the following: risks from changes in economic and industry conditions; changes in interest rates; risks inherent in making loans including repayment risks and value of collateral; dependence on senior management; and recently-enacted or proposed legislation. Statements contained in this Annual Report regarding the demand for Hartsville Community Bank's products and services, changing economic conditions, interest rates, consumer spending and numerous other factors may be forward-looking statements and are subject to uncertainties and risks.

Basis of Presentation

The following discussion should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

On June 15, 1999, Hartsville Community Bank (the "Bank") completed its organization and began operations in temporary facilities in Hartsville, South Carolina. On January 1, 2001, the Bank became a wholly-owned subsidiary of Regional Bankshares, Inc. (the Company), when the Company acquired 100% of the outstanding common stock of the Bank. The Company was formed to serve as a holding company for the Bank. On January 10, 2001, the Bank converted from a nationally-chartered bank to a state-chartered bank. Management believes that a state-chartered bank will more accurately reflect the operating philosophy of management and the Board of Directors.

On May 10, 2001, the Company moved its operations to its newly constructed headquarters at 206 South Fifth Street in Hartsville, South Carolina. The 8,250 square foot facility allowed the Company to consolidate its main bank branch and operations center into one facility. The cost of the building was approximately $1,328,844. Additional furniture and equipment purchased for the building totaled approximately $244,058.

The Bank opened for business on June 15, 1999. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington County, South Carolina. The deposits of the Bank are insured up to legal limits by the Federal Deposit Insurance Corporation. In addition to providing traditional banking services, the Bank has a mortgage loan division. The mortgage loan division originates loans to purchase existing or construct new homes and to refinance existing mortgages. During 2001, the Bank hired an investment broker to offer investment and brokerage services to the Company's customers through Raymond James Financial Services, Inc., a registered broker-dealer firm.

REGIONAL BANKSHARES, INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2002, compared with year ended December 31, 2001

Net interest income increased $507,303, or 44.32%, to $1,651,879 in 2002 from $1,144,576 in 2001. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $10,875,000, or 44.42%, due to continued growth in the loan portfolio. The primary components of interest income were interest on loans, including fees, of $2,332,757 and interest on federal funds sold of $59,649.

The Company's net interest spread and net interest margin were 4.30% and 4.63%, respectively, in 2002 compared to 3.98% and 4.68%, respectively, in 2001. The increase in net interest spread was primarily the result of management's efforts to increase loans, which generally have relatively high interest rates, as a percentage of total earning assets and to control interest rates during a declining interest rate environment. Yields on all earning assets declined in 2002. Yields on earning assets decreased from 8.16% in 2001 to 6.84% in 2002. Yields on interest-bearing liabilities decreased from 4.18% in 2001 to 2.54% in 2002.

The provision for loan losses was $130,000 in 2002 compared to $129,841 in 2001. The Company continues to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

Noninterest income increased $115,006, or 48.89%, to $350,251 in 2002 from $235,245 in 2001. The increase is primarily attributable to increased service charges on deposit accounts. Service charges increased $49,499, or 37.76%, to $180,587 for the year ended December 31, 2002. The increase in service charges on deposit accounts was attributable to an overall increase in the number of deposit accounts over the two years. Brokerage commissions also increased by $42,611 or 308.93% to $56,404 for the year ended December 31, 2002, when compared to 2001. Residential mortgage origination fees decreased $1,678, or 2.85%, to $57,152 for the year ended December 31, 2002. This decrease was due to a change in personnel during the year of mortgage origination processors.

Noninterest expense increased $177,926, or 11.91%, to $1,672,146 in 2002 from $1,494,220 in 2001. Noninterest expenses increased in all categories as a result of our continued growth. Other operating expenses increased $6,644 to $575,223 for the year ended December 31, 2002. Salaries and benefits increased $120,463, or 16.15%, to $866,307 in 2002 from $745,844 in 2001. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. The Company's efficiency ratio was 83.52% in 2002 compared to 108.29% in 2001. The decrease is attributable to the increase in net interest income and noninterest income. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

The net income was $125,968 in 2002 compared to a net loss of $154,830 in 2001. The net income reflects our continued growth, as average-earning assets increased from $24,481,000 for the year ended December 31, 2001 to $35,660,000 for the year ended December 31, 2002. Return on average assets during 2002 was 0.32% compared to (0.55)% during 2001, and return on average equity was 2.81% during 2002 compared to (3.44)% during 2001.

Results of Operations *(continued)*

Year ended December 31, 2001, compared with year ended December 31, 2000

Net interest income increased $395,513, or 52.80%, to $1,144,576 in 2001 from $749,063 in 2000. The increase in net interest income was due primarily to an increase in average earning assets. Average earning assets increased $9,599,000, or 64.50%, due to continued growth in the loan portfolio. The primary components of interest income were interest on loans, including fees, of $1,834,066 and interest on federal funds sold of $133,228.

The Company's net interest spread and net interest margin were 3.98% and 4.68%, respectively, in 2001 compared to 3.36% and 5.03%, respectively, in 2000. The increase in net interest spread was primarily the result of management's efforts to increase loans, which generally have relatively high interest rates, as a percentage of total earning assets and to control interest rates during a declining interest rate environment. Yields on all earning assets, other than nonmarketable equity securities, declined in 2001. Yields on earning assets decreased from 8.67% in 2000 to 8.16% in 2001. Yields on interest-bearing liabilities decreased from 5.31% in 2000 to 4.18% in 2001.

The provision for loan losses was $129,841 in 2001 compared to $118,884 in 2000. The Company continues to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

Noninterest income increased $127,422, or 118.18%, to $235,245 in 2001 from $107,823 in 2000. The increase was primarily attributable to increased service charges on deposit accounts. Service charges increased $84,240, or 179.82%, to $131,088 for the year ended December 31, 2001. The increase in service charges on deposit accounts was attributable to an overall increase in the number of deposit accounts over the two years. Residential mortgage origination fees increased $29,315, or 99.32%, to $58,830 for the year ended December 31, 2001. The decline in interest rates during 2001 resulted in more home mortgage refinancings.

Noninterest expense increased $191,697, or 14.72%, to $1,494,220 in 2001 from $1,302,523 in 2000. Noninterest expenses increased in all categories as a result of our continued growth. Other operating expenses increased $76,889 to $568,579 for the year ended December 31, 2001. The Company incurred $26,365 in legal expenses in 2001 associated with the formation of the holding company. Salaries and benefits increased $84,920, or 12.85%, to $745,844 in 2001 from $660,924 in 2000. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. The Company's efficiency ratio was 108.29% in 2001 compared to 152.01% in 2000. The decrease is attributable to the increase in net interest income and noninterest income.

The net loss was $154,830 in 2001 compared to a net loss of $355,367 in 2000. The decrease in net loss reflects our continued growth, as average-earning assets increased from $14,882,000 for the year ended December 31, 2000 to $24,481,000 for the year ended December 31, 2001. Return on average assets during 2001 was (0.55)% compared to (2.14)% during 2000, and return on average equity was (3.44)% during 2001 compared to (7.51)% during 2000.

REGIONAL BANKSHARES, INC.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

Net Interest Income

General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Total interest earning assets yield less total interest bearing liabilities rate represents the Company's net interest rate spread.

Average Balances, Income and Expenses, and Rates. The following table sets forth, for the years indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates

	2002			2001		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:						
Earning Assets:						
Loans (1)	$ 30,787	$ 2,333	7.58%	$ 21,060	$ 1,834	8.71%
Securities, taxable (2)	1,030	41	3.98	353	22	6.23
Nonmarketable securities	138	6	4.35	104	9	8.65
Federal funds sold	3,705	60	1.62	2,964	133	4.49
Total earning assets	35,660	2,440	6.84	24,481	1,998	8.16
Cash and due from banks	1,371			1,151		
Premises and equipment	2,100			1,868		
Other assets	785			728		
Allowance for loan losses	(315)			(209)		
Total assets	$ 39,601			$ 28,019		
Liabilities:						
Interest-bearing liabilities:						
Interest-bearing transaction accounts	$ 3,782	19	0.50%	$ 3,010	34	1.13%
Savings deposits	7,652	135	1.76	5,169	162	3.13
Time deposits	19,109	621	3.25	11,597	640	5.52
Other short-term borrowings	503	13	2.58	626	17	2.72
Total interest-bearing liabilities	31,046	788	2.54	20,402	853	4.18
Demand deposits	3,818			2,793		
Accrued interest and other liabilities	257			321		
Shareholders' equity	4,480			4,503		
Total liabilities and Shareholders' equity	$ 39,601			$ 28,019		
Net interest spread			4.30%			3.98%
Net interest income		$ 1,652			$ 1,145	
Net interest margin			4.63%			4.68%

(1) The effect of fees collected on loans is not signifcant to the computations. Nonaccrual loans are not included in average balances on loans. All loans and deposits are domestic.
(2) Average investment securities exclude the valuation allowance on securities available-for-sale.

Rate/Volume Analysis

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2002 compared to 2001 Due to increase (decrease) in			
(Dollars in thousands)	Volume (1)	Rate (1)	Volume/Rate	Total
Interest income:				
Loans	$ 847	$ (238)	$ (110)	$ 499
Securities, taxable	41	(8)	(15)	18
Nonmarketable securities	6	(4)	(4)	(2)
Federal funds sold and other	33	(85)	(21)	(73)
Total interest income	927	(335)	(150)	442
Interest expense:				
Interest-bearing deposits	502	(353)	(210)	(61)
Short-term borrowings	(3)	(1)	-	(4)
Total interest expense	499	(354)	(210)	(65)
Net interest income	$ 428	$ 19	$ 60	$ 507

	2001 compared to 2000 Due to increase (decrease) in			
(Dollars in thousands)	Volume (1)	Rate (1)	Volume/Rate	Total
Interest income:				
Loans	$ 1,085	$ (116)	$ (127)	$ 842
Securities, taxable	1	(1)	-	-
Nonmarketable securities	(3)	6	(3)	-
Federal funds sold and other	(83)	(74)	23	(134)
Total interest income	1,000	(185)	(107)	708
Interest expense:				
Interest-bearing deposits	509	(110)	(104)	295
Short-term borrowings	-	-	17	17
Total interest expense	509	(110)	(87)	312
Net interest income	$ 491	$ (75)	$ (20)	$ 396

(1) Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

Net Interest Income

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Bank's interest rate sensitivity at December 31, 2002.

Interest Sensitivity Analysis

December 31, 2002 *(Dollars in thousands)*	Within One Month	After one Through Three Months	After Three Through Twelve Months	Within one Year	Greater Than One Year or Non-Sensitive	Total
Assets						
Interest-earning assets						
Loans	$ 10,070	$ 2,011	$ 2,348	$ 14,429	$ 20,804	$35,233
Securities, taxable	-	-	-	-	2,513	2,513
Nonmarketable securities	-	-	-	-	138	138
Federal funds sold	3,051	-	-	3,051	-	3,051
Total earning assets	13,121	2,011	2,348	17,480	23,455	40,935
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	4,567	-	-	4,567	-	4,567
Savings deposits	8,078	-	-	8,078	-	8,078
Time deposits	35	8,762	10,210	19,007	2,940	21,947
Total interest-bearing liabilities	12,680	8,762	10,210	31,652	2,940	34,592
Period gap	$ 441	$ (6,751)	$ (7,862)	$ (14,172)	$ 20,515	
Cumulative gap	$ 441	$ (6,310)	$ (14,172)	$ (14,172)	$ 6,343	
Ratio of cumulative gap to total earning assets	1.08%	(15.41)%	(34.62)%	(34.62)%	15.50%	

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on these deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates.

Net Interest Income *(continued)*

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is cumulatively liability-sensitive for all periods within one year. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Accordingly, management believes a liability-sensitive gap position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The experience of management with other financial institutions and the experience of other financial institutions in the area has been to fund the allowance for loan losses at approximately 1% of total loans outstanding until a history is established for the Company.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's statement of income, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the inherent losses in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process of setting the allowance includes identification and analysis of inherent losses in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, chargeoffs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system. Although real estate mortgage loans comprise the largest category of total loans, the relative risk associated with these loans is considered lower than the risk associated with traditional commercial and consumer loans. Commercial and consumer loans are usually secured by collateral other than real estate and therefore carry a higher degree of risk.

Provision and Allowance for Loan Losses *(continued)*

The following table sets forth certain information with respect to the Company's allowance for loan losses and the composition of chargeoffs and recoveries for the years ended December 31, 2002, 2001 and 2000.

Allowance for Loan Losses *(Dollars in thousands)*	2002	2001	2000
Total loans outstanding at end of year	$ 35,233	$ 26,874	$ 15,157
Average loans outstanding	$ 30,787	$ 21,060	$ 10,052
Balance of allowance for loan losses at beginning of year	$ 268	$ 159	$ 55
Loans charged off:			
Real estate – construction	-	-	-
Real estate – mortgage	-	-	-
Commercial and industrial	-	4	-
Consumer and other	33	19	21
Total loan losses	33	23	21
Recoveries of previous loan losses:			
Real estate – construction	-	-	-
Real estate – mortgage	-	-	-
Commercial and industrial	-	-	-
Consumer and other	4	2	6
Total recoveries	4	2	6
Net charge-offs	29	21	15
Provision for loan losses	130	130	119
Balance of allowance for loan losses at end of year	369	268	159
Allowance for loan losses to year end loans	1.05%	1.00%	1.05%
Ratio of charge-offs to average loans	0.11%	0.10%	0.15%

Nonperforming Assets

Nonperforming Assets. There were loans totaling $27,229 in nonaccrual status at December 31, 2002. There were loans with principal balances of $9,314 in nonaccrual status at December 31, 2001. There were no loans past due ninety days or more and still accruing interest at December 31, 2002 or 2001. There were no restructured loans at December 31, 2002 or 2001.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or chargeoff of the principal balance of the loan which would necessitate additional charges to earnings. For all periods presented, the additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms and the amount of interest income on such loans that was included in net income, is immaterial.

Nonperforming Assets *(continued)*

Potential Problem Loans. Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem loan list when management becomes aware of information about possible credit problems of borrowers that causes doubts about their ability to comply with the current loan repayment terms. At December 31, 2002, the Company had identified $690 in criticized loans and $24,123 in classified loans through its internal review mechanisms. At December 31, 2001, the Company had identified $13,817 in criticized loans and $8,695 in classified loans through its internal review mechanisms. This amount does not represent management's estimate of potential losses since a portion of such loans is secured by various types of collateral. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. Noninterest income for the year ended December 31, 2002 was $350,251, an increase of $115,006 from $235,245 for the year ended December 31, 2001. The increase is primarily due to an increase in income from service charges on deposit accounts which totaled $180,587 in 2002 as compared to $131,083 in 2001. In addition, income from our brokerage services increased from $13,793 for the year ended December 31, 2001 to $56,404 for the year ended December 31, 2002.

Noninterest income for the year ended December 31, 2001 was $235,245, an increase of $127,422 from $107,823 for the year ended December 31, 2000. The increase was primarily a result of an increase in service charges on deposit accounts from $46,848 for the year ended December 31, 2000 to $131,088 for the year ended December 31, 2001. Residential mortgage origination fees increased $29,315 or 99.32% from $29,515 in 2000 to $58,830 for the year ended December 31, 2001.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2002, 2001 and 2000.

(Dollars in thousands)	2002	2001	2000
Service charges on deposit accounts	$ 180	$ 131	$ 47
Credit life insurance commissions	7	9	14
Residential mortgage origination fees	57	59	30
Brokerage commissions	57	14	-
Other income	49	22	17
Total noninterest income	$ 350	$ 235	$ 108

Noninterest Expense. Noninterest expense increased $177,926 or 11.91% to $1,672,146 for the year ended December 31, 2002. Of this total, other operating expenses increased $6,644, or 1.17% to $575,223 in 2002 from $568,579 in 2001. Salaries and employee benefits increased $120,463, or 16.15%, in 2002 from $745,844 in 2001. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. Occupancy expense, including depreciation charges, increased $36,711, or 51.09% to $108,566 for the year ended December 31, 2002. Furniture and equipment expense increased from $107,942 in 2001 to $122,050 for the year ended December 31, 2002.

Noninterest expense increased $191,697 or 14.72% to $1,494,220 for the year ended December 31, 2001. Of this total, other operating expenses increased $76,889, or 15.64% to $568,579 in 2001 from $491,690 in 2000. The Company incurred $26,365 of legal expenses in 2001 associated with the formation of the holding company. Salaries and employee benefits increased $84,920, or 12.85%, in 2001 from $660,924 in 2000. This increase was attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. Occupancy expense and furniture and equipment expense increased in 2001 as a result of the new corporate headquarters. Occupancy expense, including depreciation charges, increased $11,791, or 19.63% to $71,855 for the year ended December 31, 2001. Furniture and equipment expense increased from $89,845 in 2000 to $107,942 for the year ended December 31, 2001.

Noninterest Income and Expense *(continued)*

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2002, 2001 and 2000.

(Dollars in thousands)	2002	2001	2000
Salaries and employee benefits	$ 866	$ 746	$ 661
Net occupancy and equipment expense	231	180	150
Advertising and public relations	43	36	65
Office supplies, stationery, and printing	43	30	36
Service bureau and related expense	116	99	84
Professional fees and services	77	90	51
Telephone expenses	29	24	19
Other	267	289	237
Total noninterest expense	$ 1,672	$ 1,494	$ 1,303
Efficiency ratio	83.52%	108.29%	152.01%

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Loans averaged $30,787,000 in 2002 compared to $21,060,000 in 2001, an increase of $9,727,000 or 46.19%. At December 31, 2002, total loans were $35,232,689 compared to $26,873,907 at December 31, 2001.

The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights the Company's general emphasis on all types of lending.

Composition of Loan Portfolio

December 31, *(Dollars in thousands)*	2002		2001	
	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$ 3,474	9.86%	$ 3,634	13.52%
Real estate				
Construction	4,321	12.26	2,231	8.30
Mortgage-residential	9,154	25.98	8,654	32.20
Mortgage-nonresidential	12,148	34.48	7,356	27.37
Consumer	6,136	17.42	4,998	18.60
Other	-	-	1	0.01
Total loans	35,233	100.00%	28,874	100.00%
Allowance for loan losses	(369)		(268)	
Net loans	$ 34,864		$ 26,606	

The largest component of the Company's loan portfolio is real estate mortgage loans. At December 31, 2002, real estate mortgage loans totaled $21,302,015 and represented 60.46% of the total loan portfolio, compared to $16,010,012 or 59.57% at December 31, 2001.

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Earning Assets *(continued)*

Residential mortgage loans totaled $9,153,687 at December 31, 2002 and represented 25.98% of the total loan portfolio, compared to $8,653,796 at December 31, 2001. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $12,148,328 at December 31, 2002, compared to $7,356,216 at December 31, 2001. This represents an increase of $4,792,112 or 65.14% from the December 31, 2001 amount. The demand for residential and commercial real estate loans in the Hartsville market has remained stable. The Company has been able to compete favorably for residential mortgage loans with other financial institutions by offering fixed rate products having three and five year call provisions.

The Company's loan portfolio is also comprised heavily of consumer loans. Consumer and other loans increased $1,136,901 or 22.74%, to $6,135,606 at December 31, 2002 from $4,998,705 at December 31, 2001.

Commercial and industrial loans decreased $160,245 or 4.41%, to $3,474,108 at December 31, 2002 from $3,634,353 at December 31, 2001.

The Company's loan portfolio reflects the diversity of its market. The Company's home office is located in Hartsville in Darlington County, South Carolina. The economy of Hartsville contains elements of medium and light manufacturing, higher education, regional health care, and distribution facilities. Management expects the area to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 2002.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2002 *(Dollars in thousands)*	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$ 853	$ 2,064	$ 557	$ 3,474
Real estate	2,681	16,804	6,138	25,623
Consumer and other	821	4,545	770	6,136
	$ 4,355	$ 23,413	$ 7,465	$ 35,233
Loans maturing after one year with:				
Fixed interest rates				$ 7,408
Floating interest rates				23,470
				$ 30,878

The information presented in the preceding table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities. The investment securities portfolio is also a component of the Company's total earning assets. Total securities available-for-sale averaged $1,030,000 in 2002, compared to $353,000 in 2001. At December 31, 2002, total securities available-for-sale were $2,513,281. Other than nonmarketable equity securities, all securities were designated as available-for-sale and were recorded at their estimated fair value. Investment securities also include certain nonmarketable equity securities including Federal Home Loan Bank of Atlanta stock and Community Financial Services, Inc. stock. These securities are recorded at their original cost and totaled $137,553 at December 31, 2002.

Earning Assets *(continued)*

The following table sets forth the book value of the securities available-for-sale held by the Company at December 31, 2002 and 2001.

Book Value of Securities

December 31, *(Dollars in thousands)*	2002	2001
U.S. government agencies and corporations	$ 2,500	$ 349
Total securities available-for-sale	$ 2,500	$ 349

The following table sets forth the scheduled maturities and weighted average yields of securities available-for-sale held at December 31, 2002.

Investment Securities Maturity Distribution and Yields

December 31, 2002	After One But Within Five Years		Total	
(Dollars in thousands)	Amount	Yield	Amount	Yield
U.S. government agencies and corporations	$ 2,500	3.44%	$ 2,500	3.44%
Total securities available for sale	$ 2,500	3.44%	$ 2,500	3.44%

Other attributes of the securities portfolio, including yields and maturities, are discussed above in "---Net Interest Income--- Interest Sensitivity Analysis."

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $3,705,000 in 2002, compared to $2,964,000 in 2001. At December 31, 2002, short-term investments totaled $3,050,991. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $10,644,000, or 52.17% to $31,046,000 in 2002, from $20,402,000 in 2001. Average interest-bearing deposits increased $10,767,000, or 54.44%, to $30,543,000 in 2002, from $19,766,000 in 2001. These increases resulted from increases in all categories of interest-bearing liabilities, primarily as a result of the continued growth of the Company.

Deposits. Average total deposits increased $11,792,000, or 52.25%, to $34,361,000 in 2002, from $22,569,000 in 2001. At December 31, 2002, total deposits were $39,378,724, compared to $27,742,137 a year earlier, an increase of 41.95%.

Deposits and Other Interest-Bearing Liabilities *(continued)*

The following table sets forth the deposits of the Company by category at December 31, 2002 and 2001.

Deposits December 31,	2002		2001	
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$ 4,788	12.16%	$ 3,412	12.30%
NOW accounts	4,567	11.60	5,270	19.00
Money market accounts	7,327	18.60	4,758	17.15
Savings accounts	751	1.91	491	1.77
Time deposits less than $100,000	15,048	38.21	8,558	30.85
Time deposits of $100,000 or over	6,898	17.52	5,253	18.93
Total deposits	$ 39,379	100.00%	$ 27,742	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $30,480,291 at December 31, 2002.

Deposits, and particularly core deposits, have been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 89.47% at December 31, 2002, and 96.87% at December 31, 2001. The maturity distribution of the Company's time deposits over $100,000 at December 31, 2002, is set forth in the following table:

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$ 3,049	$ 2,148	$ 1,173	$ 528	$ 6,898

Approximately 40.08% of the Company's time deposits of $100,000 or more had scheduled maturities within three months, and 66.89% had maturities within six months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging form 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders' equity minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

Analysis of Capital and Capital Ratios

(Dollars in thousands)	The Bank	The Company
Tier 1 capital	$ 4,569,910	$ 4,575,467
Tier 2 capital	368,656	368,656
Total qualifying capital	$ 4,938,566	$ 4,944123
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 36,584,579	$ 36,594,812
Risk-based capital ratios:		
Tier 1 risk-based capital ratio	12.49%	12.50%
Total risk-based capital ratio	13.50%	13.51%
Tier 1 leverage ratio	10.49%	10.50%

Liquidity Management and Capital Resources

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Nevertheless, management believes that cash and cash equivalents in combination with deposit inflows and loan repayments are adequate to meet reasonably foreseeable demands for deposit withdrawals and the funding of new loans. The Company also has a line of credit available with Federal Home Loan Bank to borrow up to 10% of the Bank's total assets as of December 31, 2002, or $4,422,000. In addition, the Company has unused lines to purchase federal funds from unrelated banks totaling $2,650,000 at December 31, 2002.

Off-Balance Sheet Risk

Through its operations, the Bank was made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2002, the Bank had issued commitments to extend credit of $4,247,159 through various types of commercial lending arrangements. Approximately $3,451,314 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit at December 31, 2002.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 15	$ 22	$ 501	$ 538	$ 3,364	$ 4,247

The total amount of loan commitments does not necessarily represent future cash requirements because many of the commitments are expected to expire without being fully drawn. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Accounting and Financial Reporting Issues

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2002 included in this Annual Report to Shareholders and as filed in our annual report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Change of Accountants

Legislation and Securities Exchange Commission rules adopted in 2002 have significantly increased, and will continue to increase, the regulatory burdens on audit firms that audit the financial statements of companies that are subject to the reporting requirements of the Securities Exchange Act of 1934. Consequently, many smaller audit firms are deciding to limit their audit practice to companies that are not subject to the 1934 Act. Tourville, Simpson & Caskey, L.L.P., which served as the Company's principal independent accountant since the Company's inception, is one such firm. Accordingly, effective January 2, 2003 Tourville, Simpson & Caskey resigned as the Company's principal independent public accountant. Elliott Davis, LLC was engaged by the Company on January 2, 2003 to audit the Company's financial statements for the year ended December 31, 2002, and has also been selected to audit the Company's financial statements for the year ending December 31, 2003.

Tourville, Simpson & Caskey, L.L.P.'s reports on the Company's financial statements for each of the years ended December 31, 2001 and 2000 neither contained an adverse opinion or disclaimer of opinion, nor was modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Tourville, Simpson & Caskey, L.L.P. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Tourville, Simpson & Caskey, L.L.P.'s satisfaction, would have caused it to make reference to the subject matter of the disagreement in its reports.



Elliott Davis, LLC
Advisors-CPAs-Consultants



1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Regional Bankshares, Inc.
Hartsville, South Carolina

We have audited the accompanying consolidated balance sheet of Regional Bankshares, Inc. and its subsidiary as of December 31, 2002 and the related consolidated statement of income, changes in shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Regional Bankshares, Inc. as of December 31, 2001 and for each of the years in the two year period ended December 31, 2001, were audited by other auditors whose report dated January 31, 2002, expressed an unqualified opinion on those consolidated statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Bankshares, Inc., as of December 31, 2002, and the results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 16, 2003

REGIONAL BANKSHARES, INC.

Consolidated Balance Sheets

	December 31,	
	2002	2001
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 808,282	$ 1,350,004
Federal funds sold	3,050,991	2,845,956
Total cash and cash equivalents	3,859,273	4,195,960
Investments securities:		
Securities available-for-sale	2,513,281	353,672
Nonmarketable equity securities	137,553	137,553
Total investment securities	2,650,834	491,225
Loans receivable	35,232,689	26,873,907
Less allowance for loan losses	(368,656)	(268,446)
Loans, net	34,864,033	26,605,461
Premises, furniture and equipment, net	2,039,599	2,124,281
Accrued interest receivable	153,315	120,123
Other assets	658,242	681,134
Total assets	$ 44,225,296	$ 34,218,184
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 4,787,870	$ 3,411,614
Interest-bearing transaction accounts	4,566,531	5,269,616
Savings	8,077,824	5,250,268
Time deposits $100,000 and over	6,898,433	5,253,053
Other time deposits	15,048,066	8,557,586
Total deposits	39,378,724	27,742,137
Advances from Federal Home Loan Bank	-	1,750,000
Accrued interest payable	209,496	253,696
Other liabilities	53,242	20,112
Total liabilities	39,641,462	29,765,945
Commitments and Contingencies (Notes 10 and 17)		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $1.00 par value, 10,000,000 shares authorized; 563,670 shares issued and outstanding	563,670	563,670
Capital surplus	5,003,871	5,003,871
Retained deficit	(992,074)	(1,118,042)
Accumulated other comprehensive income	8,367	2,740
Total shareholders' equity	4,583,834	4,452,239
Total liabilities and shareholders' equity	$ 44,225,296	$ 34,218,184

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Income

	Year ended December 31,		
	2002	2001	2000
Interest income:			
Loans, including fees	$ 2,332,757	$ 1,834,066	$ 991,752
Investment securities:			
Taxable	40,773	22,299	22,110
Nonmarketable equity securities	6,410	8,176	8,907
Federal funds sold	59,649	133,228	267,120
Total	2,439,589	1,997,769	1,289,889
Interest expense:			
Time deposits $100,000 and over	221,922	232,289	134,967
Other deposits	552,800	604,271	405,859
Advances from Federal Home Loan Bank	12,988	12,438	-
Short-term borrowings	-	4,195	-
Total	787,710	853,193	540,826
Net interest income	1,651,879	1,144,576	749,063
Provision for loan losses	130,000	129,841	118,884
Net interest income after provision for loan losses	1,521,879	1,014,735	630,179
Noninterest income:			
Service charges on deposit accounts	180,587	131,088	46,848
Credit life insurance commissions	6,838	9,458	14,270
Residential mortgage origination fees	57,152	58,830	29,515
Brokerage commissions	56,404	13,793	-
Other	49,270	22,076	17,190
Total	350,251	235,245	107,823
Noninterest expenses:			
Salaries and employee benefits	866,307	745,844	660,924
Net occupancy	108,566	71,855	60,064
Furniture and equipment	122,050	107,942	89,845
Other operating	575,223	568,579	491,690
Total	1,672,146	1,494,220	1,302,523
Income (loss) before income taxes	199,984	(244,240)	(564,521)
Income tax provision (benefit)	74,016	(89,410)	(209,154)
Net income (loss)	$ 125,968	$ (154,830)	$ (355,367)
Earnings (loss) per share			
Basic earnings (loss) per share	$ 0.22	$ (0.28)	$ (0.63)
Diluted earnings (loss) per share	$ 0.20	$ (0.28)	$ (0.63)

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2002, 2001, and 2000

	Common stock		Capital	Retained	Accumulated other comprehensive	
	Shares	Amount	surplus	deficit	income (loss)	Total
Balance, December 31, 1999	560,270	$ 560,270	$4,973,271	$ (607,845)	$ (603)	$ 4,925,093
Net loss				(355,367)		(355,367)
Other comprehensive income, net of tax expense of $539					994	994
Comprehensive loss						(354,373)
Balance, December 31, 2000	560,270	560,270	4,973,271	(963,212)	391	4,570,720
Net loss				(154,830)		(154,830)
Other comprehensive income, net of tax expense of $1,380					2,349	2,349
Comprehensive loss						(152,481)
Exercise of stock warrants	3,400	3,400	30,600			34,000
Balance, December 31, 2001	563,670	563,670	5,003,871	(1,118,042)	2,740	4,452,239
Net income				125,968		125,968
Other comprehensive income, net of tax expense of $3,305					5,627	5,627
Comprehensive income						131,595
Balance, December 31, 2002	563,670	$ 563,670	$5,003,871	$ (992,074)	$ 8,367	$ 4,583,834

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Cash Flows

	Year ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 125,968	$ (154,830)	$ (355,367)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activites:			
Provision for loan losses	130,000	129,841	118,884
Depreciation and amortization expense	139,550	115,494	75,789
Discount accretion and premium amortization on securities	(677)	(3,234)	(3,045)
Deferred income tax provision (benefit)	71,650	(89,410)	(209,154)
Increase in accrued interest receivable	(33,192)	(30,583)	(60,967)
Increase (decrease) in accrued interest payable	(44,200)	8,583	212,913
Increase in other assets	(52,063)	(32,829)	(17,347)
(Decrease) increase in other liabilities	33,130	(3,893)	(1,602)
Net cash provided (used) by operating activities	370,166	(60,861)	(239,896)
Cash flows from investing activities:			
Purchases of securities available-for-sale	(3,000,000)	-	-
Calls and maturities of securities available-for-sale	850,000	-	-
Purchases of nonmarketable equity securities	-	(67,100)	(70,453)
Sale of nonmarketable equity securities	-	168,150	-
Net increase in loans receivable	(8,388,572)	(11,736,941)	(9,635,385)
Purchase of premises, furniture and equipment	(54,868)	(1,187,834)	(520,511)
Net cash used by investing activities	(10,593,440)	(12,823,725)	(10,226,349)
Cash flows from financing activities:			
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	3,500,727	5,489,045	4,809,774
Net increase in certificates of deposit and other time deposits	8,135,860	3,788,873	7,311,079
Advances from Federal Home Loan Bank	-	1,750,000	-
Repayments of advances from Federal Home Loan Bank	(1,750,000)	-	-
Proceeds from exercise of stock warrants	-	34,000	-
Net cash provided by financing activites	9,886,587	11,061,918	12,120,853
Net increase (decrease) in cash and cash equivalents	(336,687)	(1,822,668)	1,654,608
Cash and cash equivalents, beginning of year	4,195,960	6,018,628	4,364,020
Cash and cash equivalents, end of year	$ 3,859,273	$ 4,195,960	$ 6,018,628

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Regional Bankshares, Inc. (the Company) was incorporated to serve as a bank holding company for its subsidiary, Hartsville Community Bank (the Bank). Hartsville Community Bank was incorporated as a national bank on March 24, 1999 and commenced business on June 15, 1999. The Bank converted to a South Carolina state bank on January 10, 2001. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington County, South Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within Darlington County in South Carolina. The types of securities in which the Company invests are discussed in Note 3. The types of lending in which the Company engages are discussed in Note 4. The Company does not have any significant concentrations of loans or deposits to or from any one industry or customer.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank and Community Financial Services, Inc. The stocks have no quoted market value and no ready market exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2002 and 2001, the Bank's investment in Federal Home Loan Bank stock was $87,500. At December 31, 2002, and 2001 investment in Community Financial Services, Inc. was $50,053. Dividends received on these stocks are included as a separate component of interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans receivable - Loans receivable are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2002, management has determined that no impairment of loans existed.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current and future economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Premises, Furniture and Equipment – Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 7 years and buildings of 40 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses and depreciable premises and equipment.

Retirement Plan - The Company has a SIMPLE retirement plan covering substantially all employees. Under the plan, participants are permitted to make discretionary contributions up to $7,000. The Company can match employee contributions by contributing up to 3% of each employee's annual compensation up to a maximum of $3,000. The Company matched contributions in 2002, 2001, and 2000 and charges to earnings were $11,922, $13,743, and $15,411, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Stock-Based Compensation – The Company has a stock-based employee compensation plan and stock warrants (both herein referred to as "Option Plans") which are further described in Notes 11 and 12. The Company accounts for the option plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees, and related Interpretations*. No compensation cost is reflected in net income, as all warrants and options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to the Option Plans.

	Year ended December 31,		
	2002	2001	2000
Net income (loss), as reported	$ 125,968	$ (154,830)	$ (355,367)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	70,312	103,835	103,835
Pro forma net income (loss)	$ 55,656	$ (258,665)	$ (459,202)
Earnings (loss) per share:			
Basic - as reported	$ 0.22	$ (0.28)	$ (0.63)
Basic - pro forma	$ 0.10	$ (0.46)	$ (0.82)
Diluted - as reported	$ 0.20	$ (0.28)	$ (0.63)
Diluted - pro forma	$ 0.09	$ (0.46)	$ (0.82)

Earnings (Loss) Per Share - Basic earnings (loss) per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued using the treasury stock method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Year ended December 31,		
	2002	2001	2000
Unrealized gains on available-for-sale securities	$ 8,932	$ 3,729	$ 1,533
Reclassification adjustment for gains realized in net income	-	-	-
Net unrealized gains on securities	8,932	3,729	1,533
Tax effect	(3,305)	(1,380)	(539)
Net-of-tax amount	$ 5,627	$ 2,349	$ 994

Statements of Cash Flows - For purposes of reporting cash flows in the consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $831,910, $844,610, and $327,913 for the years ended December 31, 2002, 2001, and 2000, respectively.

There were no income tax payments during the years ended December 31, 2002, 2001, and 2000.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet consolidated financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent Accounting Pronouncements – In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*, which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, *Business Combinations*. This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, must be accounted for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions from the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*. This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective December 31, 2002 and has included the required disclosures in the footnotes to the financials. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard had no impact on its financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Reclassifications - Certain captions and amounts in the 2001 and 2000 financial statements were reclassified to conform with the 2002 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances to cover all cash letter transactions. At December 31, 2002, the requirement was met by the cash balance in an account with the Bankers Bank and by the line available for federal funds.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002				
U.S. government agencies and corporations	$ 2,500,000	$ 13,281	$ -	$ 2,513,281
December 31, 2001				
U.S. government agencies and corporations	$ 349,323	$ 4,349	$ -	$ 353,672

There were no sales of securities in 2002 or 2001.

NOTE 3 - INVESTMENT SECURITIES *(continued)*

The following is a summary of maturities of securities available-for-sale as of December 31, 2002. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-for-sale	
	Amortized Cost	Estimated Fair Value
Due after one year but within five years	$ 2,500,000	$ 2,513,281

At December 31, 2002 and 2001, securities with amortized costs of $150,000 and $149,573 and estimated fair values of $151,641 and $152,672, respectively, were pledged to secure public deposits.

NOTE 4 – LOANS RECEIVABLE

Major classifications of loans receivable are summarized as follows:

	December 31,	
	2002	2001
Real estate – construction	$ 4,320,960	$ 2,230,837
Real estate – mortgage	21,302,015	16,010,012
Commercial and industrial	3,474,108	3,634,353
Consumer and other	6,135,606	4,998,705
Total gross loans	$ 35,232,689	$ 26,873,907

Transactions in the allowance for loan losses are summarized below:

	Year ended December 31,		
	2002	2001	2000
Balance, beginning of year	$ 268,446	$ 159,000	$ 54,629
Provision charged to operations	130,000	129,841	118,884
Recoveries on loans previously charged-off	3,125	2,800	6,506
Loans charged-off	(32,915)	(23,195)	(21,019)
Balance, end of year	$ 368,656	$ 268,446	$ 159,000

At December 31, 2002 and 2001, the Bank had loans in nonaccrual status totaling $27,229 and $9,314, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2002 and 2001.

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the Company's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in Darlington County and surrounding areas.

NOTE 5 – PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31,	
	2002	2001
Land and land improvements	$ 380,891	$ 368,166
Building	1,328,844	1,328,844
Furniture and equipment	695,111	653,076
Total	2,404,846	2,350,086
Less, accumulated depreciation	(365,247)	(225,805)
Premises, furniture and equipment, net	$ 2,039,599	$ 2,124,281

The Bank capitalized approximately $16,576 in interest relating to the construction of the new corporate headquarters during 2001.

NOTE 6 - DEPOSITS

At December 31, 2002, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount
2003	$ 19,427,283
2004	2,404,564
2005	50,556
2006 and thereafter	64,096
Total	$ 21,946,499

NOTE 7 - OTHER OPERATING EXPENSES

Other operating expenses are summarized below:

	Year ended December 31,		
	2002	2001	2000
Professional fees	$ 77,072	$ 90,438	$ 51,074
Telephone	29,384	24,442	19,405
Office supplies, stationery, and printing	42,634	29,685	35,682
Service bureau and related	115,887	99,010	83,728
Advertising and public relations	43,432	35,993	64,746
ATM related expenses	38,877	32,303	18,898
Other	227,937	256,708	218,157
Total	$ 575,223	$ 568,579	$ 491,690

NOTE 8 - INCOME TAXES

Income tax expense (benefit) is summarized as follows:

	Year ended December 31,		
	2002	2001	2000
Currently payable:			
Federal	$ -	$ -	$ -
State	5,671	-	-
Total current	5,671	-	-
Change in deferred income taxes:			
Federal	(3,813)	(77,299)	(184,232)
State	75,463	(10,731)	(24,383)
Total deferred	71,650	(88,030)	(208,615)
Income tax expense (benefit)	$ 77,321	$ (88,030)	$ (208,615)
Income tax expense (benefit) is allocated as follows:			
To continuing operations	$ 74,016	$ (89,410)	$ (209,154)
To shareholders' equity	3,305	1,380	539
Income tax expense (benefit)	$ 77,321	$ (88,030)	$ (208,615)

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 119,318	$ 98,482
Contributions carryforward	1,369	1,550
Net operating loss carryforward	378,050	501,545
Organization costs	39,876	71,454
Other	1,300	577
Total gross deferred tax assets	539,913	673,608
Less, valuation allowance	(45,168)	(45,171)
Total net deferred tax assets	494,745	628,437
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	4,914	1,609
Accumulated depreciation	25,474	16,334
Total deferred tax liabilities	30,388	17,943
Net deferred tax asset	$ 464,357	$ 610,494

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2002, management has determined that it is more likely than not that $494,745 of the total deferred tax asset will be realized, and accordingly, has established a valuation allowance of $45,168.

The Company has a net operating loss for income tax purposes of $417,926 as of December 31, 2002. This net operating loss expires in the year 2022.

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 8 - INCOME TAXES *(continued)*

Reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Year ended December 31,		
	2002	2001	2000
Tax expense at statutory rate	$ 67,995	$ (83,041)	$ (191,937)
State income tax, net of federal income tax benefit	9,002	(10,735)	(25,062)
Change in the deferred tax asset valuation allowance	3	2,427	4,726
Other, net	(2,984)	1,939	3,119
Total	$ 74,016	$ (89,410)	$ (209,154)

NOTE 9 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2002 and 2001, the Company had related party loans totaling $3,067,951 and $2,412,585, respectively. During 2002, advances on related party loans totaled $1,506,486 and repayments were $851,120.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2002, management, after consultation with legal counsel, is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE 11 – STOCK COMPENSATION PLAN

On May 10, 2001, the shareholders approved the Regional Bankshares, Inc. "2001 Stock Option Plan" (the Plan). The Plan provides for grants of "Incentive Stock Options," within the meaning of section 422 of the Internal Revenue Code and "Non-qualified Stock Options" that do not so qualify. The Plan provides for the issuance of up to 50,000 shares of the Company's common stock to officers and key employees. Options may be granted for a term of up to ten years from the effective date of grant. Options become exercisable ratably over three years after being granted. The Board of Directors will determine the per-share exercise price, but for incentive stock options the price will not be less than 100% of the fair value of a share of common stock on the date the option is granted. As of December 31, 2002, the Company had 33,000 options available for grant. The following table summarizes the stock option plan:

	2002	
	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	-	$
Granted	17,000	13.00
Exercised	-	
Cancelled	-	
Outstanding at end of year	17,000	13.00

At December 31, 2002, no options were exercisable. The weighted average remaining life and exercise price for both exercisable and non exercisable options was 9.25 years and $13 per option, respectively.

NOTE 12 - STOCK WARRANTS

In accordance with the provision of the Company's initial public stock sale, each of the twelve organizers received 5,000 stock warrants which gives them the right to purchase 5,000 shares of the Company's common stock at a price of $10.00 per share. The warrants vested equally over a three-year period beginning June 15, 2000 and expire on June 15, 2010 or ninety days after the warrant holder ceases to serve as a member of the Board of Directors.

A summary of the status of the Company's stock warrants and changes during the year is presented below:

	December 31,	
	2002	2001
Outstanding at beginning of year	56,600	60,000
Granted	-	-
Exercised	-	3,400
Cancelled	5,000	-
Outstanding at end of year	51,600	56,600

At December 31, 2002, all of the warrants were exercisable.

NOTE 13 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

Basic and diluted earnings per share are computed below:

	Year ended December 31,		
	2002	2001	2000
Basic earnings (loss) per share computation:			
Net income available to common shareholders	$ 125,968	$ (154,830)	$ (355,367)
Average common shares outstanding – basic	563,670	560,652	560,270
Basic net income (loss) per share	$ 0.22	$ (0.28)	$ (0.63)
Diluted earnings (loss) per share computation:			
Net income available to common shareholders	$ 125,968	$ (154,830)	$ (355,367)
Average common shares outstanding – basic	563,670	560,652	560,270
Incremental shares from assumed conversions: Stock options and warrants	65,923	-	-
Average common shares outstanding – diluted	629,593	560,652	560,270
Diluted earnings (loss) per share	$ 0.20	$ (0.28)	$ (0.63)

NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2002, the most recent notification from the Bank's primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002						
Total capital (to risk-weighted assets)	$ 4,938,566	13.50%	$ 2,966,766	8.00%	$ 3,658,458	10.00%
Tier 1 capital (to risk-weighted assets)	4,569,910	12.49	1,463,383	4.00	2,195,075	6.00
Tier 1 capital (to average assets)	4,569,910	10.49	1,743,292	4.00	2,179,116	5.00
December 31, 2001						
Total capital (to risk-weighted assets)	$ 4,703,962	16.23%	$ 2,318,659	8.00%	$ 2,898,324	10.00%
Tier 1 capital (to risk-weighted assets)	4,435,516	15.30	1,159,330	4.00	1,738,995	6.00
Tier 1 capital (to average assets)	4,435,516	13.49	1,315,669	4.00	1,644,586	5.00

The Federal Reserve has similar requirements for bank holding companies. The Company is not currently subject to these requirements because the Federal Reserve applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

NOTE 15 - UNUSED LINES OF CREDIT

As of December 31, 2002, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $2,650,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The Company also has a line of credit to borrow funds from the Federal Home Loan Bank up to 10% of the Bank's total assets, which totaled $4,422,000 as of December 31, 2002. As of December 31, 2002, the Bank had no borrowings on this line.

NOTE 16 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to Regional Bankshares, Inc. are payable only from the undivided profits of the Bank. At December 31, 2002, the Bank had negative undivided profits. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Bank's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2002	2001
Commitments to extend credit	$ 4,247,166	$ 4,084,418
Standby letters of credit	100,000	100,000

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank – The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The carrying values and estimated fair values of the Company's financial instruments as are as follows:

	December 31,			
	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 808,282	$ 808,282	$ 1,350,004	$ 1,350,004
Federal funds sold	3,050,991	3,050,991	2,845,956	2,845,956
Securities available-for-sale	2,513,281	2,513,281	353,672	353,672
Nonmarketable equity securities	137,553	137,553	137,553	137,553
Loans receivable	35,232,689	35,160,533	26,873,907	27,114,724
Accrued interest receivable	153,315	153,315	120,123	120,123
Financial Liabilities:				
Demand deposit, interest-bearing Transaction, and savings accounts	17,432,225	17,432,225	13,931,498	13,931,498
Certificates of deposit and other time deposits	21,946,499	21,989,752	13,810,639	13,831,192
Advances from Federal Home Loan Bank	-	-	1,750,000	1,750,000
Accrued interest payable	209,496	209,496	253,696	253,696
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 4,247,166	$ 4,247,166	$ 4,084,418	$ 4,084,418
Letters of credit	100,000	100,000	100,000	100,000

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 19 – REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Regional Bankshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2002	2001
Assets		
Cash	$ 3,691	$ 3,750
Investment in banking subsidiary	4,569,910	4,438,256
Other assets	10,233	10,233
Total assets	$ 4,583,834	$ 4,452,239
Shareholders' equity	$ 4,583,834	$ 4,452,239

Condensed Statements of Income

	Year ended December 31,	
	2002	2001
Income	$ -	$ -
Expenses		
Other expenses	59	30,250
Loss before income taxes and equity in undistributed earnings of banking subsidiary	(59)	(30,250)
Income tax benefit	-	(10,233)
Equity in undistributed earnings (losses) of banking subsidiary	126,027	(134,813)
Net income (loss)	$ 125,968	$ (154,830)

REGIONAL BANKSHARES, INC.

Notes to Consolidated Financial Statements

NOTE 19 – REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY) *(continued)*

Condensed Statements of Cash Flows

	Year ended December 31,	
	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 125,968	$ (154,830)
Adjustments to reconcile new income (loss) to net cash used by operating activities:		
Equity in undistributed (earnings) losses of banking subsidiary	(126,027)	134,813
Increase in other assets	-	(10,233)
Net cash used by operating activities	(59)	(30,250)
Cash flows from financing activities:		
Proceeds from borrowings	-	35,000
Repayment of borrowings	-	(35,000)
Exercise of stock warrants	-	34,000
Net cash provided by financing activities	-	34,000
Increase (decrease) in cash	(59)	3,750
Cash and cash equivalents, beginning of year	3,750	-
Cash and cash equivalents, end of year	$ 3,691	$ 3,750
Cash paid during the year for:		
Interest	$ -	$ 3,553

REGIONAL BANKSHARES, INC.

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Regional Bankshares, Inc., will be held at 11:00 a.m. on May 15, 2003 at the Fairfield Inn, 200 South Fourth Street, Hartsville, South Carolina.

CORPORATE OFFICE:

206 South Fifth Street
Hartsville, South Carolina 29550
Phone (843) 383-4333
Fax (843) 383-0570

CORPORATE COUNSEL:

Haynsworth Sinkler Boyd, P.A.
1201 Main Street, Suite 2200
Columbia, South Carolina 29201

STOCK TRANSFER AGENT:

Sun Trust Bank
P.O. Box 4625
Atlanta, Georgia 30302

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Post Office Box 2227
Columbia, South Carolina 29202

STOCK INFORMATION:

Although a limited number of shares of common stock of Regional Bankshares, Inc. are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not listed on any exchange or on the NASDAQ National Market System, nor are there any market makers known to management.

During 2002, management was aware of a few transactions in which the Company's common stock traded at $14.50 per share. Management is aware of one block of stock which traded at $15.67 per share. However, management has not ascertained that these transactions resulted from arm's length negotiations, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. As of December 31, 2002, there were 883 shareholders of record.

The ability of Regional Bankshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Hartsville Community Bank. However, there are restrictions on the ability of the Bank to transfer funds to the Company in the form of cash dividends. Additionally, all of the Bank's dividends to the Company are payable only from the undivided profits of the Bank. The Company has not declared or paid any dividends since its inception, and, to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay dividends in the foreseeable future.

FORM 10-KSB

The Company will furnish upon request, free of charge, copies of the Annual Report on Form 10-KSB by contacting Curtis A. Tyner, Sr., President, Regional Bankshares, Inc., P.O. Box 2255, Hartsville, South Carolina 29551. Copies of the Form 10-KSB may also be obtained from the Securities and Exchange Commission's website at www.sec.gov.

This Annual Report serves as the ANNUAL FINANCIAL DISCLOSURE STATEMENT for Hartsville Community Bank, furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

REGIONAL BANKSHARES, INC.

CORPORATE DATA

BOARD OF DIRECTORS

Francine P. Bachman	Retired School Teacher
T. James Bell, Jr., MD	Family Practitioner The Medical Group
Peter Collin Coggeshall, Jr.	Retired Vice President Administration Sonoco Products Company
Franklin Hines	President and Chief Executive Officer Hines Funeral Home, Inc. & Hines Enterprises, Inc.
J. Richard Jones	Attorney & Partner Stanton & Jones
Woodward H. Morgan, III.	Golf Course Developer Retired Veterinarian
Randolph G. Rogers	Partner Rogers Brothers Farms
Gosnold G. Segars	President G. Graham Segars & Sons, Inc. Real estate brokerage
Howard W. Tucker, Jr.	Optometrist Pee Dee Eye Associates
Curtis A. Tyner, Sr.	President, CEO and Chief Financial Officer Regional Bankshares, Inc. and Hartsville Community Bank
Patricia M. West	Retired School Teacher

SENIOR OFFICERS OF HARTSVILLE COMMUNITY BANK

Curtis A. Tyner, Sr.
President, Chief Executive Officer
and Chief Financial Officer

N. Wayne Helms
Senior Vice President
and Head of Consumer Lending

Karl D. Munn
Vice President and Senior
Credit Officer

Sharon N. Brewer
Vice President and
Cashier